Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of DiamondHead Holdings Corp. (the “Company”) on Amendment No. 5 to Form S-4 (File No. 333-267820) of our report dated April 13, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of DiamondHead Holdings Corp. as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from October 7, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 8, 2023